FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura to Change Dividend Policy

4.	Nomura Approves Share Buyback Program

5.	Nomura to Cancel Own Shares

6.	Nomura to Grant Restricted Stock Units (RSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Three segment pretax income of Y106.4bn, 48% lower YoY

•	Retail recurring revenue lifted higher YoY by net inflows of recurring revenue assets; Recurring revenue cost coverage ratio at the 50% level

•

Investment Management business revenue roughly unchanged YoY on inflows into core investment trusts and alternative assets; Lower performance fees offset by improved performance in aircraft leasing business

•	Fixed Income and Equities revenues stronger YoY, though Wholesale performance impacted by yen depreciation

•	Year-end dividend of 12 yen per share, making annual dividend of 17 yen; Full-year ROE of 3.1%

•	Robust financial position with consolidated CET1 ratio of 16.2% and liquidity portfolio of Y7.6trn

Tokyo, April 26, 2023—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2023.

For the full year period, net revenue was 1,335.6 billion yen (US$10.1 billion)1, representing a decrease of 2 percent year on year. Income before income taxes was 149.5 billion yen (US$1.1 billion) and net income attributable to Nomura Holdings shareholders was 92.8 billion yen (US$699 million). Diluted net income attributable to Nomura Holdings shareholders per share was 29.74 yen.

Net revenue in the fourth quarter was 324.9 billion yen (US$2.4 billion), decreasing 17 percent quarter on quarter and 5 percent year on year. Income before income taxes was 22.7 billion yen (US$171 million) and net income attributable to Nomura Holdings shareholders was 7.4 billion yen (US$56 million). Diluted net income attributable to Nomura Holdings shareholders per share was 2.34 yen.

“We reported net revenue of 1,335.6 billion yen and net income of 92.8 billion yen for the full year, both representing a year on year decline amid volatile markets due to heightened geopolitical risks, inflation and central bank monetary policy tightening,” said Kentaro Okuda, Nomura President and Group CEO.

“This past year, we focused on developing new areas of business, bolstering our existing businesses and better positioning ourselves to meet the individual needs of our clients.

“In Retail, we continued to provide clients with detailed consulting services to adapt to the changing environment and our efforts to increase client assets gained traction. As a result, Retail reported net inflows of recurring revenue assets in all four quarters and our recurring revenue cost coverage ratio increased to the 50 percent level.

“Investment Management business revenue was roughly unchanged from the previous year. The division also booked continued inflows into core investment trusts and alternative assets.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 132.75 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“In Wholesale, Global Markets booked stronger Fixed Income revenues. In Investment Banking, Advisory revenues remained solid on contributions from equity private placement deals, offsetting a significant decline in global fee pools, while the ECM business improved from a slow first half.

“As we navigate the changing market environment, we remain committed to meeting the diverse needs of our clients and delivering sustainable growth.”

Divisional Performance

Retail

(billions of yen)	FY2022/23 Q4	QoQ	YoY
Net revenue	75.3	-7%	7%
Income (loss) before income taxes	9.8	-26%	89%

Retail reported net revenue of 75.3 billion yen, decreasing 7 percent quarter on quarter and up 7 percent from the same period last year. Income before income taxes was 9.8 billion yen, down 26 percent quarter on quarter but up 89 percent year on year.

Retail recurring revenue was stronger year on year, lifted by net inflows of recurring revenue assets on the back of successful efforts to grow client assets.

Despite ongoing market uncertainty, flow business client numbers grew in the fourth quarter as multiple public and secondary offerings provided opportunities to deepen interactions with clients.

Flow revenue decreased mainly in the first half amid market uncertainty. On a quarter on quarter basis, flow revenue slowed due to insurance, bonds and stocks.

2

Investment Management

(billions of yen)	FY2022/23 Q4	QoQ	YoY
Net revenue	37.8	-34%	3.8x
Income (loss) before income taxes	16.4	-51%	—

Investment Management net revenue was 37.8 billion yen, down 34 percent quarter on quarter and 3.8 times higher than the same quarter last year. Income before income taxes was 16.4 billion yen, down 51% quarter on quarter.

Business revenue remained roughly unchanged year on year as improved performance in Nomura Babcock & Brown’s aircraft leasing business offset a decline in performance fees. In the fourth quarter, investment gain/loss contributed to revenues, although declining from the strong prior quarter. As a result, divisional performance slowed from the previous year.

Solid asset management business performance in the fourth quarter was underpinned by continued inflows into core investments, the bank channel and alternative investments.

Wholesale

(billions of yen)	FY2022/23 Q4	QoQ	YoY
Net revenue	178.8	-5%	-8%
Income (loss) before income taxes	-14.2	—	—

Wholesale booked net revenue of 178.8 billion yen, decreasing 5 percent quarter on quarter and 8 percent year on year. Loss before income taxes was 14.2 billion yen.

Macro Products underpinned stronger Fixed Income revenues for the full year, offsetting a slowdown in March due to a spike in volatility. Equities revenues increased as losses related to transactions with a US client were no longer present. In Investment Banking, Advisory revenues declined from the record level in the prior year2 but remained solid on contributions from equity private placement transactions. Financing revenues were sluggish in the first half due to market uncertainty, but improved in the second half driven by Japan ECM. Overall Wholesale performance was impacted by higher costs mainly related to yen depreciation.

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[2]	Since FY2012/13

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2023 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Year-end Dividend Payment

Tokyo, April 26, 2023—Nomura Holdings, Inc. today announced that it has declared a dividend of 12 yen per share to shareholders of record as of the end of March 2023. The dividend will be paid on June 1, 2023.

Cash Dividends

	FY2022/23 Q4	Recent dividend forecast	FY2021/22 Q4
Record date	March 31, 2023	—	March 31, 2022
Dividend per share	Y12.0	—	Y14.0
Total dividends	Y36,049 million	—	Y42,254 million
Payment date	June 1, 2023	—	June 1, 2022
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2020/21	Y20.0	Y15.0	Y35.0
FY2021/22	Y8.0	Y14.0	Y22.0
FY2022/23	Y5.0	Y12.0	Y17.0

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Change Dividend Policy

Tokyo, April 26, 2023—Nomura Holdings, Inc. today announced that it will change its dividend policy as follows starting from FY2023/24

Dividend Policy

Nomura believes that increasing corporate value over the long term and paying dividends is essential to rewarding shareholders.

Nomura will strive to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will be paid on a semi-annual basis with record dates of September 30 and March 31.

Nomura will also aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, April 26, 2023—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 16, 2023, to March 29, 2024 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 35 million shares of Nomura Holdings common stock, or 1.1 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 20 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

As of March 31, 2023, Nomura Holdings had 3,233,562,601 outstanding shares including 229,510,828 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Cancel Own Shares

Tokyo, April 26, 2023—Nomura Holdings, Inc. today announced that it has resolved to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan.

Outline of Cancellation

1. Type of shares to be cancelled	Nomura Holdings common shares
2. Number of shares to be cancelled	70,000,000 shares (approximately 2 percent of outstanding shares)
3. Scheduled cancellation date	June 1, 2023

(Reference)

Policy for Cancellation of Own Shares

In principle, Nomura will retain a maximum of approximately 5% of the total number of issued shares and will cancel shares exceeding this amount.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Grant Restricted Stock Units (RSUs)

Tokyo, April 26, 2023—Nomura Holdings, Inc. today announced plans to grant Restricted Stock Units (RSUs) to directors, executive officers and employees of the firm and its subsidiaries in late May 2023.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The number of RSUs to be granted is estimated to be approximately 78 million units (78 million shares equivalent).

The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2023, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The grant of RSUs to directors and executive officers is in accordance with decisions made by the Compensation Committee.